UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-138425; 333-168404

MXENERGY HOLDINGS INC.
SEE TABLE OF ADDITIONAL REGISTRANTS

(Exact name of registrant as specified in its charter)

595 Summer Street, Suite 300, Stamford, Connecticut, 06901

(203) 356-1318

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate Senior Notes due 2011*

Guarantees of Floating Rate Senior Notes due 2011**

13.25% Senior Subordinated Secured Notes due 2014*

Guarantees of 13.25% Senior Subordinated Secured Notes due 2014**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

	File No. 333-138425	File No. 333-168404
Rule 12g-4(a)(1)	☐	☐
Rule 12g-4(a)(2)	☐	☐
Rule 12h-3(b)(1)(i)	☐	☒
Rule 12h-3(b)(1)(ii)	☐	☐
Rule 15d-6	☒	☐

Approximate number of holders of record as of the certification or notice date:

Floating Rate Senior Notes due 2011	0
Guarantees of Floating Rate Senior Notes due 2011	0
13.25% Senior Subordinated Secured Notes due 2014	0
Guarantees of 13.25% Senior Subordinated Secured Notes due 2014	0

* MXenergy Holdings Inc. is the registrant in respect of the Floating Rate Senior Notes due 2011 and the 13.25% Senior Subordinated Secured Notes due 2014.

** Each of the additional registrants is a registrant in respect of the Guarantees of Floating Rate Senior Notes due 2011 and the Guarantees of 13.25% Senior Subordinated Notes due 2014.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Additional Registrant as Specified in Its Charter (1)	Commission File Number
MXenergy Capital Holdings Corp	333-138425; 333-168404
MXenergy Capital Corp	333-138425; 333-168404
MXenergy Gas Capital Holdings Corp	333-138425; 333-168404
MXenergy Electric Capital Holdings Corp.	333-138425; 333-168404
MXenergy Gas Capital Corp.	333-138425; 333-168404
MXenergy Electric Capital Corp.	333-138425; 333-168404
MXenergy Inc.	333-138425; 333-168404
MXenergy Electric Inc.	333-138425; 333-168404
Online Choice Inc.	333-138425; 333-168404
MXenergy Services Inc.	333-138425; 333-168404
Infometer.com Inc.	333-138425; 333-168404

(1)           The address, including zip code, and telephone number, including area code, of the principal offices of each of the additional registrants listed above is:  595 Summer Street, Suite 300, Stamford, CT 06901 and the telephone number at that address is (203) 356-1318.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 24, 2011		MXenergy Holdings Inc.

MXenergy Capital Holdings Corp

MXenergy Gas Capital Holdings Corp

MXenergy Electric Capital Holdings Corp.

MXenergy Gas Capital Corp.

MXenergy Electric Capital Corp.

MXenergy Inc.

MXenergy Electric Inc.

Online Choice Inc.

MXenergy Services Inc.

Infometer.com Inc.

		By:	/s/ Chaitu Parikh
		Name:	Chaitu Parikh
		Title:	President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.